SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Changes in the Company’s Board of Executive Officers

Rio de Janeiro, March 3, 2008 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian energy company with international operations, declares that, on this date, pursuant to the terms of article XX of its By-laws, the Board of Directors appointed Mr. Jorge Luiz Zelada as its International Business Officer, replacing Mr. Nestor Cuñat Cerveró.

Mr. Zelada, is an Electronic Engineer and has worked at Petrobras since January 1980, where he began working as an instrumentation engineer at the Executive Group for the Development of the Campos Basin (“Grupo Executivo para Desenvolvimento da Bacia de Campos” – Gecan), participating in the projects of the first platforms for that basin.

His previous position at the Company, which he was holding since February 2003, was of General Manager for the Implementation of Exploration Undertakings and Production and Maritime Transportation for the Engineering Area (“Gerente Geral de Implementação de Empreendimentos de Exploração e Produção e Transporte Marítimo da Área de Engenharia”), the body in charge of building production platforms. He also occupied other managing positions in the areas of engineering and drilling. At Petrobras Distribuidora, Mr. Zelada was the Development Manager for Energy Solutions Projects, responsible for the implementation of energy projects for customers and of thermoelectric plants for the Federal Government’s Emergency Program. He graduated from Universidade Federal do Rio de Janeiro (UFRJ) and participated in several courses in the technical and managerial areas.

In addition, we would like to inform that BR Distribuidora’s Board of Directors, in a meeting held on this date, appointed Mr. Nestor Cuñat Cerveró to be its Financial Officer, and Mr. Andurte de Barros Duarte Filho was appointed to be the Consumer Market Officer of Petrobras Distribuidora.

Mr. Nestor Cerveró is a chemical engineer and has worked for Petrobras since 1975, when he worked in the refining sector. He was an Advisor to the CEO for New Business Development and, in the area of Gas and Energy, he was the General Director and the Manager of Thermoelectric Plants in the Supervisory Board of Holdings.

Mr. Andurte is a mechanical engineer, from the Instituto Militar de Engenharia (IME), and holds an Executive MBA in Management by Coppead (UFRJ) and an Advanced Management Program by INSEAD – France. Mr. Andurte has worked for Petrobras since 1982 and was the Executive Manager of Large Consumers for BR Distribuidora.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.